UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65193/August 25, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14462

IN THE MATTER OF   :
                                         :

MAXICARE HEALTH PLANS, INC.,   :   ORDER MAKING
METROCONNECT, INC.,   :   FINDINGS AND REVOKING
MICROISLET, INC.,   :   REGISTRATIONS BY DEFAULT
MOBICOM CORP.,   :   AS TO FOUR RESPONDENTS
MTI TECHNOLOGY CORP., and   :
NORTH AMERICAN SCIENTIFIC, INC.   :
                                         :

       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 13, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934. The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents[1] were served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), on July 16, 2011. Respondents' Answers were due July 29, 2011. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). To date, Respondents have not filed Answers with the Office of the Secretary. On August 2, 2011, Respondents were ordered to show cause – by August 11, 2011 – why the registration of their securities should not be revoked by default. A telephonic prehearing conference was held on August 18, 2011, in which only the Division and Respondent MTI Technology Corp. (MTI) participated.[2]

       MetroConnect, Inc. (MetroConnect), Microislet, Inc. (Microislet), Mobicom Corp. (Mobicom), and North American Scientific, Inc. (North American Scientific) (collectively, Respondents), are in default for failing to file Answers to the OIP, appear at the prehearing conference, or respond to a dispositive motion. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

       MetroConnect (CIK No. 1003933) is a defaulted Nevada corporation located in Yorba Linda, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MetroConnect is delinquent in its periodic filings with the

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[1] Respondent Maxicare Health Plans, Inc., has not yet been served with the OIP.

[2] MTI is currently negotiating a settlement with the Division.

Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2008, which reported a net loss of over $4.1 million for the prior nine months. As of July 8, 2011, the company's stock (symbol "MTCI") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Microislet (CIK No. 1092050) is a revoked Nevada corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Microislet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of over $5.7 million for the prior six months. On November 10, 2008, Microislet filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of California, which was converted to a Chapter 7 proceeding, and the case was still pending as of July 8, 2011. As of July 8, 2011, the company's stock (symbol "MIIS") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Mobicom (CIK No. 1084088) is a revoked Nevada corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Mobicom is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of over $1 million for the prior three months. As of July 8, 2011, the company's stock (symbol "MBIC") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

North American Scientific (CIK No. 949876) is a Delaware corporation located in Chatsworth, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). North American Scientific is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2009, which reported a net loss of over $2.6 million for the prior three months. On March 11, 2009, North American Scientific filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, and the case was still pending as of July 8, 2011. As of July 8, 2011, the company's stock (symbol "NASMQ") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of MetroConnect, Inc., Microislet, Inc., Mobicom Corp., and North American Scientific, Inc., are hereby REVOKED.

_____

Cameron Elliot
Administrative Law Judge